                                                                   Exhibit 13(a)

                                   [GRAPHIC]

                          A MESSAGE FROM ROBERT ZAPP,
                        PRESIDENT, THE BANK OF KENTUCKY

Dear Shareholders and Friends:

1999 marks another successful year for The Bank of Kentucky. Net Income reached a record $4,714,000 compared to $4,066,000 in 1998, a 15.9% increase. Return on average equity was 17.93% on a strong capital base, while return on average assets was an excellent 1.60%.

Financial results for the year were highlighted by a $41,643,000 (14.8%) increase in total assets to $322,410,000, compared to $280,767,000 in 1998. Strong loan growth fueled the increase with outstanding loans reaching $244,126,000, an increase of $36,291,000 (17.5%) over 1998. Our standard efficiency ratio of 50.33% again places us among the nation's most efficient banks. Total deposits, net interest income, non interest income and the provision for loan losses all improved. The bank's credit quality remains excellent; net loan losses were $168,000 (.07% of averages loans) compared to $472,664 (.24% of average loans) in 1998.

To support our aggressive growth, our expansion continued in the Northern Kentucky market. We opened an attractive new branch in the South Bank area to serve the exciting new developments that are part of the dramatic renaissance taking place around the new Northern Kentucky Convention Center. We also have a new location in Grant County inside the Dry Ridge Wal-Mart to serve our customers where they live and shop.

Additionally, on December 21, 1999 The Bank announced a definitive agreement to acquire Ft. Thomas Savings Bank, a thrift with two locations in Campbell County. This acquisition will expand the Bank's presence in the Northern Kentucky market to fifteen branch locations in four counties. The total assets of the combined institutions will exceed $430 million.




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

                                   [GRAPHIC]


During the year, we also introduced several new services and products including our on-line Internet Banking and trust service, and we are providing greater access and convenience for our customers with an increase from 15 to 21 ATM's. All these developments are designed to create even more business opportunities in the coming year.

The Year 2000 promises to be a challenging year with changes in technology, a new regulatory environment and aggressive competition. We expect to meet these challenges through superior customer service, and a continuation of our business development efforts. We will continue to expand our branch and ATM networks in an effort to give our customers the best possible banking convenience.

Now as we approach our 10th year, the momentum is gathering for continued progress and prosperity. Our blend of hi-touch, hi-tech banking will continue to provide superior service to meet the needs of our business and retail communities-our friends and shareholders.

                   Sincerely,

                   /s/ Robert W. Zapp
[PHOTO]
                   Robert W. Zapp
                   President & CEO, The Bank Of Kentucky



                                                                              (3

[GRAPHIC]

Solid Growth. Strategic Expansion.

From the very beginning, the mission of The Bank of Kentucky has been to provide for the people of Northern Kentucky a truly customer-oriented financial institution.

In today's hyper-paced, mega-merged banking environment, that goal might seem difficult to achieve, if not virtually impossible. Yet, year after year, The Bank of Kentucky has continued to grow and meet the needs of an ever- expanding family of satisfied customers for one simple reason.

[GRAPHIC]
Our new Covington location breathes life into traditional architecture


                                                                              (4

ALL WITH A PERSONAL TOUCH.

No matter how technology changes our lives friendly, personal service never goes out of style.

In 1999, The Bank of Kentucky provided our corporate and personal customers with new products, more services, and additional convenient locations. Plus we made plans and laid the foundations for even more exciting things to come in the year 2000. As we expand to serve our communities even better and grow to meet the changing demands of our customers, we promise our business and retail customers that we will never outgrow our commitment to the values that have guided us from the start.

It always has been and always will                     [GRAPHIC]
be about the personal touch.


                                       (5

[GRAPHIC]

New Ideas. Happy Customers.

1999 saw The Bank of Kentucky introduce an exciting, new product-the Retail Lockbox. It's the perfect solution for a wide variety of corporate customers because it eliminates the burden of processing accounts receivable. Boone County Water Service and Bavarian Waste Management are two bank clients successfully using the product right now.

The system is simple. Our clients' customers send their monthly bills to a post office box designated by The Bank of Kentucky. We retrieve the bills daily to ensure maximum availability of funds for our customers. Our lockbox equipment automatically processes the machine- readable remittances and account information is captured and posted electronically. We're proud to say The Bank of Kentucky is one of the few community banks in the country to offer this service and it certainly should provide us with a competitive edge in the new millennium.

In 1999, The Bank of Kentucky also looked to leverage new technologies by setting the stage for the establishment of online banking and bill payment via our website. By first quarter 2000, personal and business customers will be able to access account information, check balances and activity, and make transfers between accounts all through bankofky.com. The site will interface with popular personal finance software packages such as Quicken, and businesses will have access to cash management products including ACH origination.

Also in 1999, the Bank of Kentucky's management team began to lay the foundation for a full array of Trust and Investment Services. Soon customers will have access to financial planning tools and be able to purchase mutual funds, stocks, and annuities through the Bank.


                                       (6

NEW LOCATIONS. EXPANDED SERVICE.

One sure way we have grown as a company is to determine where customers-and potential customers-are being under-served, and then do whatever it takes to meet those needs. That's exactly what The Bank of Kentucky has done with the 1999 opening of its new, full-service branch in the Wal-Mart Supercenter in Dry Ridge. Previously, the community had only been served by banks that maintain traditional banking hours. Now, with the new Bank of Kentucky branch, they'll have access to banking services 7 days a week.

[GRAPHIC]

The Bank also established two new locations that will open in the first quarter of 2000. One will be a second Dry Ridge branch. The other will be found at the heart of the exciting, new entertainment, dining and business district in Covington's South Bank area. Located in the beautifully rehabbed Mosler Safe building at 3rd and Scott, and just a stone's throw from the new Convention Center, this branch will offer convenient drive-up banking and an ATM machine.


In 1999, we relocated our Weaver Road branch to a new location on Mt. Zion Road near I-75. This highly visible spot enables us to serve a larger number of potential business and retail customers who reside, or travel, in the immediate market area.

And our Automatic Teller Machine Network continued to expand in 1999 as we added ATMs in areas in which we previously had no presence. New ATMs were installed in the Northern Kentucky Convention Center, the Kenton County Courthouse, the downtown business district of Walton, and the rapidly growing Hebron area, bringing our total number of ATMs to twenty. Automatic Teller Machines not only help to serve our customers better by giving them access to their accounts in a variety of locations, but they also provide The Bank with a valuable source of fee income.


                                       (7

[GRAPHIC]

EXTRA EFFORT.
RESPONSIVE PARTNERSHIPS


[PHOTO]



What's the "difference that makes the difference" in today's business world where size often substitutes for service?

At The Bank of Kentucky, we think it's the willingness of everyone on our team, from senior management to loan officers to tellers, to roll up our sleeves and provide superior personal service across the board. To really listen and understand the needs of our customers. And then respond by developing and offering the products, services, and helpful assistance that not only meet those needs, but enhance the kind of meaningful, one-on-one partnerships with our customers that keep the true spirit of community banking alive. It is in this way that The Bank of Kentucky will continue to grow. We consider it all just part of our mission. To value a smile, a call of a name, and a handshake-as much as any currency in the world.


                                       (8

FINANCIAL STATEMENTS.
December 31, 1999, 1998 & 1997

10  Description of Business

10 Management's Discussion and Analysis of Financial Condition and the Results of Operations

16  Report of Independent Auditors

CONSOLIDATED FINANCIAL STATEMENTS

17  Consolidated Balance Sheets

18  Consolidated Statements of Income

19  Consolidated Statements of Changes in Shareholders' Equity

20  Consolidated Statements of Cash Flows

21  Notes to Consolidated Financial Statements


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


Description of Business
December 31, 1999

The Bank of Kentucky Financial Corporation (BKFC) was incorporated as a Kentucky corporation in 1993, for the purpose of becoming a bank holding company. BKFC engaged in no business activities until April 1, 1995, when it acquired all of the outstanding stock of The Bank of Boone County (BBC) and substantially all of the stock of Burnett Federal Savings Bank (Burnett) in a business combination accounted for using the pooling of interests method of accounting for business combinations. Subsequently, on October 1, 1995, Burnett merged with and into BBC and the resulting entity changed its name to The Bank of Kentucky (The Bank).

BKFC's activities have been limited primarily to administering its ownership in The Bank. The Bank is engaged in the commercial banking business and provides a variety of community-oriented consumer and commercial financial services to customers in Northern Kentucky. The principal business activity of The Bank consists of accepting consumer and commercial deposits and using such deposits to fund residential and non-residential real estate loans and, to a lesser extent, commercial, consumer and other loans. The majority of The Bank's revenue is interest and fees from its loan portfolio and the majority of its expense is interest paid on deposits.

BKFC is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System. The Bank is subject to regulation, supervision and examination by the Department of Financial Institutions of the Commonwealth of Kentucky and by the Federal Deposit Insurance Corporation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS
December 31, 1999

General

The business of The Bank of Kentucky Financial Corporation (BKFC or the Corporation) consists of holding and administering its interest in The Bank of Kentucky, Inc. (The Bank). BKFC conducts basic banking operations from locations in Boone and Kenton Counties in Northern Kentucky. The majority of the Corporation's revenue is derived from its loan portfolio. The loan portfolio is diversified and the ability of debtors to repay their loans is not dependent upon any single industry. Commercial or residential real estate or other business and consumer assets secure the majority of BKFC's loans.

Financial Condition

Total assets at December 31, 1999 were $322,410,000 compared to $280,767,000 at December 31, 1998, an increase of $41,643,000 (14.8%). This increase was primarily due to a $36,291,000 (17.5%) increase in loans from $207,835,000 at December 31, 1998 to $244,126,000 at December 31,1999. All loan categories increased, with the largest increase in the non-residential category of $16,249,000 (24.4%). The asset growth was funded by an increase in deposits of $28,860,000 (11.8%), from $243,858,000 at December 31,1998 to $272,718,000 at
December 31, 1999 and a $8,297,000 (79.8%) increase in other borrowings from $10,398,000 at December 31, 1998 to $18,695,000 at December 31, 1999.

Results of Operations
Summary

Net income was $4,714,000 for the year ended December 31,1999 compared to $4,066,000 in 1998, an increase of $648,000 (15.9%). The increase in earnings was driven by net interest income and a decrease in income tax expense partially offset by increases in noninterest expenses. Net income for the year ended December 31,1998 increased $1,049,000



                                      The Bank of Kentucky Financial Corporation


                                      (10

Summary

(34.8%) over the $3,017,000 recorded in 1997. The increase in earnings was driven by improvements in net interest and noninterest income, offset by increased noninterest and income tax expense.

Net Interest Income

Net interest income grew to $11,938,000 in 1999, an increase of $1,547,000 (14.9%) over the $10,391,000 earned in 1998. The increase was driven by volume, with average earning assets and average interest - bearing liabilities growing 15.9% and 15.6% respectively. The net interest margin remained stable at 4.45% with both the average yields on earning assets and interest-bearing liabilities decreasing .37% and .42% respectively. Net interest income in 1998 increased $1,462,000 (16.4%) over the $8,929,000 earned in 1997. The increase was, also, driven by volume, with average earning assets and average interest-bearing liabilities growing 19.7% and 20.0% respectively. The impact of this growth was partially offset by a decrease in the net interest margin to 4.45% for 1998 compared to 4.54% for 1997. A decrease in the average yield on earning assets to 8.62% in 1998 from 8.72% in 1997 was the primary reason for the decrease in the net interest margin.

Provision for Loan Losses

The loan loss provision was $619,000 for the year ended December 31, 1999 compared to $585,000 for 1998. The provision was increased to provide for continued loan growth and maintain the allowance at the level indicated by management's quarterly analysis. Net charge-offs for 1999 declined to $169,000 compared to $460,000 in 1998. Total non-accrual loans and loans past due 90 days or more increased to $971,000 (.40% of loans outstanding) at December 31, 1999 compared to $360,000 (.17% of loans outstanding) at year end 1998. Most of the increase was in the commercial real estate category with one well secured loan accounting for $405,000 of the total. The loan loss provision was $585,000 for the year ended December 31, 1998 compared to $352,000 for 1997.

The provision was increased to provide for continued loan growth and in response to higher net charge-offs, which were $470,000 for 1998. One loan accounted for $343,000 (73.0%) of the net charge-offs. Total non-accrual loans and loans past due 90 days or more increased to $360,000 (.17% of loans outstanding) at December 31, 1998 compared to $205,000 (.11% of loans outstanding) at year end 1997.

Management evaluates the sufficiency of the Bank's allowance for loan losses on a quarterly basis and the result of that analysis dictates the level of the provision for loan losses recorded as expense. Management's analysis includes the review of specific credits, which are selected based on identified weaknesses in the performance of the credit or concern about collateral valuation. Portions of the allowance for loan losses are allocated to those loans, based upon historical loss experience and management's expectations about economic trends and conditions affecting the Bank's customers. Based upon their quarterly analysis of the loan portfolio, management is satisfied that the allowance for loan losses is adequate at December 31, 1999.

Noninterest Income

Total noninterest income increased slightly in 1999, by $33,000 (1.4%) to $2,335,000 for 1999, compared to $2,302,000 for 1998. Service charges on deposits increased $271,000 (26.1%) to $1,309,000 for 1999, compared to $1,038,000 for 1998. This was due to both an increase in the service charge assessed on deposit accounts and an increase in the number of accounts. Increases in service charges on deposits and other noninterest income were offset by a decrease in gains on the sale of loans in the secondary market. Interest rate increases slowed mortgage refinancing activity and adversely affected gains on sales of real estate loans in the secondary market. These gains decreased $317,000 (45.5%) to $379,000 in 1999, compared to $696,000 for
1998. This income results from the sale, service released, of fixed rate residential real estate mortgage loans. Other fees increased $79,000 (13.9%) to $647,000 for 1999, compared to $568,000 for 1998.



The Bank of Kentucky Financial Corporation


                                      (11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND THE RESULTS OF OPERATIONS (CONTINUED)
December 31, 1999

Noninterest Income (Continued)

Increases in debit card interchange fees and ATM surcharge fees accounted for $107,000 of the increase, partially offset by a $66,000 decrease in fees from the sale of SBA loans.

Noninterest Expense

Noninterest expense increased $1,090,000 (17.9%) to $7,185,000 for 1999, compared to $6,095,000 in 1998. Occupancy and equipment expense, driven by additional locations and technology investments, increased $253,000 (19.7%) to $1,536,000 for 1999, compared to $1,283,000 in 1998. Higher rental expense associated with one new branch opening in the third quarter and rental increases at existing branch locations accounted for $44,000 (17.4%) of the increase. Depreciation expenses, both leasehold and bank building, associated with the new branch locations accounted for $42,000 (16.6%) of the increase. The Bank continued to upgrade and replace personal computers and software, which resulted in higher equipment depreciation expense which generated $57,000 (22.5%) of the increase. Salary and benefit expense for 1999 was $3,348,000 compared to $2,919,000 for 1998, an increase of $429,000 (14.7%). Staffing expenses associated with the opening of one new branch and annual merit increases accounted for most of the increase. Other operating expenses increased $265,000 (21.5%) to $1,497,000 for 1999, compared to $1,232,000 for 1998. ATM expenses accounted for $87,000 (32.8%) of the increase resulting from the expansion of the ATM network. Stationary printing and supply expenses accounted for $32,000 (12.1%) of the increase due to increased volume. Advertising expenses increased $101,000 (44.1%) to $330,000 for 1999 compared to $229,000 for 1998.

Noninterest expense increased $717,000 (13.3%) to $6,095,000 for 1998, compared to $5,378,000 in 1997. The year-to-year growth in noninterest expense decreased to 13.3% for 1998 (versus 1997) compared to 19.2% for 1997 (versus 1996).
Occupancy and equipment expense, driven by additional locations and technology investments, increased $223,000 (21.0%) to $1,283,000 for 1998, compared to $1,060,000 in 1997. Higher rental expense associated with one new branch opening and a branch relocation in the fourth quarter of 1997 generated $90,000 (40.4%) of the increase.

The Bank continued to upgrade and replace personal computers and software, which resulted in higher equipment depreciation expense and generated $54,000 (24.2%) of the increase. Salary and benefit expense for 1998 was $2,919,000 compared to $2,702,000 for 1997, an increase of $217,000 (8.0%). Staffing expenses associated with the opening of one new branch and annual merit increases accounted for most of the increase. Other operating expenses increased $180,000 (17.1%) to $1,232,000 for 1998, compared to $1,052,000 for 1997.

Tax Expense

Federal income tax expense decreased $192,000 (9.8%) to $1,755,000 for 1999 compared to $1,947,000 for 1998, due primarily to a tax credit of $287,000 for the restoration of a historic building for a branch site in the inner city. This is a non-recurring credit, without which, tax expense would have increased to $2,042,000 for 1999. Ignoring the credit, the effective tax rate for 1999 was 31.6%. Federal income tax expense increased $452,000 in 1998 compared to 1997 due primarily to higher levels of income before tax. Increased investments in tax favored instruments resulted in a slight decline, to 32.4% in 1998 from 33.1% in 1997, in the effective tax rate.

Asset/Liability Management
and Market Risk

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to interest rate risk, exchange rate risk, equity price risk and commodity price risk. The Bank does not maintain a trading account for any class of financial instrument and is not currently subject to foreign currency exchange rate risk, equity price risk or commodity price risk. The Bank's market risk is composed primarily of interest rate risk.

BKFC engages in a formal process of measuring and defining the amount of interest rate risk it assumes. Interest rate risk is the potential for economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest

                                      The Bank of Kentucky Financial Corporation


                                      (12
income and /or a decline in fair market values. Interest rate risk results from the fact the interest sensitive assets and liabilities can adjust their rates at different times and by different amounts. The goal of asset/liability management is to maintain a high, yet stable, net interest margin and to manage the effect that changes in market interest rates will have on net interest income. A common measure of interest rate risk is interest rate "gap" measurement. The gap is the difference, in dollars, between the amount of interest-earnings assets and interest-bearing liabilities that will reprice within a certain time frame. Repricing can occur when an asset or liability matures or, if an adjustable rate instrument, when it can be adjusted. Typically, the measurement will focus on the interest rate gap position over the next twelve months. An institution is said to have a negative gap position when more interest-bearing liabilities reprice within a certain period than do interest- earning assets. Interest rate gap is considered an indicator of the effect that changing rates may have on net interest income. Generally, an institution with a negative gap will benefit from declining market interest rates and be negatively impacted by rising interest rates. At December 31, 1999, BKFC's twelve-month interest rate gap position was negative. Over the succeeding twelve months, interest rate sensitive liabilities exceed interest rate sensitive assets by $57,876,000 (18.0% of interest earning assets). At December 31, 1998 the one year interest rate gap was negative $55,678,000 (21.4%). An assumption contributing to this result is that all interest-bearing demand and savings accounts can change immediately if market rates change. These instruments are not tied to specific indices and are only influenced by market conditions and other factors. Accordingly, a general movement in interest rates may not have any immediate effect on the rates paid on those deposit accounts. BKFC's asset/liability management policy establishes guidelines governing the amount of interest rate risk the Corporation wishes to assume, and management continually monitors BKFC's gap position and other key indicators.

The table below provides information about the quantitative market risk of interest sensitive instruments at December 31, 1999 (dollars in thousands) and shows the contractually projected maturities, and related average interest rates, for each of the next five years and thereafter:

Maturing in:                   2000        2001       2002       2003       2004       Thereafter         Total       Fair Value
                            ------------------------------------------------------------------------------------------------------
Assets
  Federal funds sold          3,557           -          -          -          -                -         3,557            3,557
  Average interest rate       5.50%           -          -          -          -                -             -                -
  Fixed rate securities      $6,574     $16,540     $9,435     $9,365     $7,250           $1,398       $50,562          $50,068
  Average interest rate       5.27%       5.44%      5.12%      5.18%      5.60%            7.00%             -                -
  FHLB stock                  2,173           -          -          -          -                -         2,173            2,173
  Average interest rate       7.25%           -          -          -          -                -             -                -
  Fixed rate loans           14,226       6,122      5,437      2,672      2,672            1,073        32,202           31,998
  Average interest rate       7.76%       8.72%      8.57%      8.36%      8.36%            8.64%             -                -
  Variable rate loans       122,793      29,696     43,103      1,477      1,477           13,403       211,949          210,791
  Average interest rate       8.91%       7.93%      8.45%      7.94%      7.94%            8.84%             -                -
Liabilities
  Savings, NOW, MMA         121,794           -          -          -          -                -       121,794          121,794
  Average interest rate       4.19%           -          -          -          -                -             -                -
  CD's                       70,591      23,349      5,900        667        352              387       101,246          101,415
  Average interest rate       5.38%       5.81%      6.10%      5.67%      6.02%            6.02%             -                -
  Borrowings                 18,695                      -          -          -                -        18,695           18,695
  Average interest rate       4.98%           -          -          -          -                -             -                -

The Bank of Kentucky Financial Corporation

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND THE RESULTS OF OPERATIONS (CONTINUED)
December 31, 1999

Liquidity and Capital Resources

Liquidity refers to the availability of funds to meet deposit withdrawals, fund loan commitments and pay expenses. During 1999, BKFC funded its loan growth with deposits and short-term borrowings. At December 31, 1999, BKFC's customers have available $60,269,000 in unused lines and letters of credit, and BKFC has further extended loan commitments totaling $4,400,000. Historically many such commitments have expired without being drawn and, accordingly, do not represent future cash commitments.

If needed, BKFC has the ability to borrow term and overnight funds from the Federal Home Loan Bank or other financial intermediaries. Further, BKFC has $23,832,000 of securities designated as available- for-sale and an additional $3,461,000 of held-to- maturity securities that mature within one year that can serve as sources of funds. Management is satisfied that BKFC's liquidity is sufficient at December 31, 1999 to meet known and potential obligations.

Both BKFC and the Bank are required to comply with capital requirements promulgated by their primary regulators. These regulations and other regulatory requirements limit the amount of dividends that may be paid by the Bank to BKFC and by BKFC to its shareholders. In 1999 BKFC paid a cash dividend of $.04 per share totaling $211,000.

The FDIC has issued regulations that relate a bank's deposit insurance assessment and certain aspects of its operations to specified capital levels. A "well-capitalized" bank, one with a leverage ratio of 5% or more and a total risk-based capital ratio of 10% or more, and no particular areas of supervisory concern, pays the lowest premium and is subject to the fewest restrictions. At December 31, 1999 BKFC's leverage and total risk-based capital ratios, which are substantially the same as the Bank's, were 9.2% and 11.2%, respectively, which exceed the well-capitalized threshold.

New Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issues Financial Accounting Standards (FAS) that affect the Company.

FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"

Effective January 1, 2001, FAS 133 will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Upon adoption of this Standard, entities may redesignate securities as either available-for- sale or held-to-maturity. Management does not expect adoption of this Standard to have a material effect but the effect will depend upon derivative holdings upon adoption.



                                      The Bank of Kentucky Financial Corporation

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SELECTED FINANCIAL DATA

  The following is a summary of selected financial data for The Bank of Kentucky Financial Corporation and subsidiaries for the five years ended December 31, 1999. The summary should be read in conjunction with the Financial Statements and Notes to Consolidated Financial Statements.

(Dollars In Thousands
Except Per Share Amounts)                               1999            1998             1997           1996            1995
                                                      -------------------------------------------------------------------------
Earnings:
Total Interest Income                                 $ 22,428        $ 20,303        $ 17,247        $ 14,199        $ 12,112
Total Interest Expense                                  10,490           9,912           8,318           6,900           6,250
  Net Interest Income                                   11,938          10,391           8,929           7,299           5,862
Provision for Loan and Lease Losses                        619             585             352             399             263
Noninterest Income                                       2,335           2,302           1,313             768             458
Noninterest Expense                                      7,185           6,095           5,378           4,513           3,906
  Income Before Income Taxes                             6,469           6,013           4,512           3,155           2,151
Applicable Income Taxes                                  1,755           1,947           1,495           1,036             826
  Net Income                                          $  4,714        $  4,066        $  3,017        $  2,119        $  1,325
Per Common Share Data:
Basic Earnings                                        $    .89        $    .77        $    .57        $    .40        $    .26
Diluted Earnings                                           .89             .77             .57             .40             .26
Dividends Paid                                             .04             .03             .03             .03               0
Balances at December 31:
Total Investment Securities                           $ 50,562        $ 48,325        $ 32,574        $ 28,345        $ 25,865
Total Loans and Leases                                 244,126         207,835         181,494         154,048         120,332
Reserve for Loan and Lease Losses                        2,643           2,193           2,078           1,752           1,415
Total Assets                                           322,410         280,767         230,849         197,120         160,271
Noninterest Bearing Deposits                            49,678          39,916          31,638          29,334          22,659
Interest Bearing Deposits                              223,040         203,942         167,569         142,329         114,259
Total Deposits                                         272,718         243,858         199,207         171,663         136,918
Total Shareholders' Equity                              28,922          24,448          20,327          17,385          15,392
Other Statistical Information:
Return on Average Assets                                  1.60%           1.57%           1.44%           1.21%            .89%
Return on Average Equity                                 17.93%          17.87%          16.41%          13.36%          10.10%
Dividend Payout Ratio                                     4.49%           4.65%           4.84%           6.89%              0%
Capital Ratios at December 31:
Total Equity to Total Assets                              8.97%           8.71%           8.80%           8.82%           9.60%
Tier 1 Leverage Ratio                                     9.15%           8.64%           8.90%           9.22%              -
Tier 1 Capital to Risk-Weighted Assets                   10.28%          11.75%          11.50%          11.25%              -
Total Risk-Based Capital to
Risk Weighted Assets                                     11.22%          12.81%          12.70%          12.38%              -
Loan Quality Ratios at December 31:
Reserve for Loan and Lease Losses
  To Total Loans and Leases                               1.08%           1.05%           1.14%           1.14%           1.18%
Reserve for Loan and Lease Losses
  To Nonperforming Loans                                 272.3%          609.2%        1,013.6%        3,435.3%          930.9%
Nonperforming Loans to Total Loans and Leases
Net Charge-Offs to Average Net Loans and Leases            .07%            .24%            .02%            .04%            .03%

The Bank of Kentucky Financial Corporation


                                      (15

REPORT OF INDEPENDENT AUDITORS

                              [CROWE CHIZEK LOGO]

BOARD OF DIRECTORS AND SHAREHOLDERS
The Bank of Kentucky Financial Corporation
Florence, Kentucky

We have audited the accompanying consolidated balance sheets of The Bank of Kentucky Financial Corporation as of December 31, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Kentucky Financial Corporation as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP
Indianapolis, Indiana
January 26, 2000


                                      The Bank of Kentucky Financial Corporation

                                      (16

CONSOLIDATED BALANCE SHEETS
(Dollar amounts in thousands, except per share amounts)


December 31, 1999 & 1998
                                                             1999          1998
                                                        ---------------------------
Assets
Cash and due from banks                                 $  15,127        $  13,229
Federal funds sold                                          3,557            4,354
  Total cash and cash equivalents                          18,684           17,583
Interest-bearing deposits with banks                        1,000              422
Available-for-sale securities                              23,832           18,028
Held-to-maturity securities
  (Fair value of $26,236 and $30,389)                      26,730           30,297
Loans, net of allowance ($2,643 and $2,193)               241,483          205,642
Premises and equipment - net                                4,466            3,756
Federal Home Loan Bank stock, at cost                       2,173            2,026
Accrued interest receivable and other assets                4,042            3,013
                                                        $ 322,410        $ 280,767
                                                        =========        =========
Liabilities & Shareholders' Equity
Liabilities
Deposits
Non interest-bearing deposits                           $  49,678        $  39,916
Interest-bearing deposits                                 223,040          203,942
  Total deposits                                          272,718          243,858
Short-term borrowings                                      18,695           10,398
Notes payable                                                 503              526
Accrued expenses and other liabilities                      1,572            1,537
                                                          293,488          256,319
Shareholders' Equity
Common stock, no par value, 15,000,000 shares
authorized, 5,288,575 (1999) and 3,515,934 (1998)
shares issued and outstanding                               3,098            2,972
Additional paid-in capital                                  7,785            7,674
Retained earnings                                          18,277           13,774
Accumulated other comprehensive income (loss)                (238)              28
                                                           28,922           24,448
                                                        $ 322,410        $ 280,767
                                                        =========        =========

                                                        * see accompanying notes

The Bank of Kentucky Financial Corporation


                                      (17

CONSOLIDATED STATEMENTS OF INCOME
(Dollar amounts in thousands, except for per share amounts)

Years ending December 31, 1999, 1998 & 1997
                                                           1999          1998          1997
                                                          ------------------------------------
Interest Income
Loans, including related fees                             $19,675       $17,864       $15,329
  Securities
  Taxable                                                   2,054         1,730         1,660
  Tax exempt                                                  441           225            83
Other                                                         258           484           175
                                                           22,428        20,303        17,247
Interest Expense
Deposits                                                    9,684         9,283         7,656
Borrowings                                                    806           629           662
                                                           10,490         9,912         8,318
Net Interest Income                                        11,938        10,391         8,929

Provision for loan losses                                     619           585           352

Net Interest Income After Provision For Loan Losses        11,319         9,806         8,577

Noninterest Income
Service charges and fees                                    1,309         1,038           688
Gain on sale of real estate loans                             379           696           215
Other                                                         647           568           410
                                                            2,335         2,302         1,313
Noninterest Expense
Salaries and employee benefits                              3,348         2,919         2,702
Occupancy and equipment                                     1,536         1,283         1,060
Data processing                                               474           432           385
Advertising                                                   330           229           179
Other                                                       1,497         1,232         1,052
                                                            7,185         6,095         5,378
Income Before Income Taxes                                  6,469         6,013         4,512

Federal Income Taxes                                        1,755         1,947         1,495

Net Income                                                $ 4,714       $ 4,066       $ 3,017
                                                          =======       =======       =======

Per share data
  Earnings per share                                      $   .89       $   .77       $   .57
                                                          =======       =======       =======
  Earnings per share, assuming dilution                   $   .89       $   .77       $   .57
                                                          =======       =======       =======

                                                        * see accompanying notes

                                      The Bank of Kentucky Financial Corporation


                                      (18

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS'EQUITY

(Dollar amounts in thousands, except per share amounts)
Years ending December 31, 1999, 1998 & 1997

                                                                                                      Accumulated
                                                                        Additional                          Other
                                                             Common        Paid-in       Retained   Comprehensive
                                                Shares       Stocks        Capital       Earnings    Income (loss)        Total
                                              -----------------------------------------------------------------------------------
Balance January 1, 1997                         583,489     $   2,917     $   7,478     $   7,012      $     (22)     $  17,385

Comprehensive Income
  Net income                                          -             -             -         3,017              -          3,017
  Change in net unrealized gain/(loss),
    net of tax                                        -             -             -             -             11             11
      Total comprehensive income                      -             -             -             -              -          3,028
Cash dividends - $.028 per share                      -             -             -          (146)             -           (146)
Stock Split                                   1,166,978             -             -             -              -              -
Exercise of stock options                         3,000            15            45             -              -             60

Balance December 31, 1997                     1,753,467         2,932         7,523         9,833            (11)        20,327

Comprehensive income
  Net income                                          -             -             -         4,066              -          4,066
  Change in net unrealized gain/(loss),
    net of tax                                        -             -             -             -             39             39
      Total comprehensive income                      -             -             -             -              -          4,105
Cash dividends - $.033 per share                      -             -             -          (175)             -           (175)
Stock Split                                   1,753,467             -             -             -              -              -
Exercise of stock options                         9,000            40           151             -              -            191

Balance December 31, 1998                     3,515,934         2,972         7,674        13,774            282          4,448

Comprehensive income

  Net income                                          -             -             -         4,714              -          4,714

  Change in net unrealized gain/(loss),
    net of tax                                        -             -             -             -           (266)          (266)

      Total comprehensive income                      -             -             -             -              -          4,448

Cash dividends - $.04 per share                       -             -             -          (211)             -           (211)

Stock Split                                   1,757,956             -             -             -              -              -

Exercise of stock options                        14,685           126           111             -              -            237

Balance December 31, 1999                     5,288,575     $   3,098     $   7,785     $  18,277      $    (238)     $  28,922
                                              =========     =========     =========     =========      =========      =========

                                                        * see accompanying notes

The Bank of Kentucky Financial Corporation

                                      (19

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar amounts in thousands, except for per share amounts)
Years ending December 31, 1999, 1998 & 1997

                                                                     1999            1998           1997
                                                                 ------------------------------------------
Cash flows from operating activities
Net income                                                         $  4,714       $  4,066       $  3,017
Adjustments to reconcile net income to net
 cash from operating activities
  Depreciation                                                          496            399            323
  Net accretion on securities                                            (2)           (96)           (48)
  Provision for loan losses                                             619            585            352
  Federal Home Loan Bank stock dividend                                (147)          (139)           (92)
  Change in assets and liabilities
      Accrued interest receivable and other assets                     (815)          (239)          (716)
      Accrued expenses and other liabilities                             35             28            277
         Net cash from operating activities                           4,900          4,604          3,113

Cash flows from investing activities
Net change in interest-bearing deposits with banks                     (578)           138            125
Proceeds from maturities and principal reductions of
 held-to-maturity securities                                          9,252         19,873         16,725
Purchase of held-to-maturity securities                              (5,685)       (25,816)       (24,121)
Proceeds from maturities of available-for-sale securities             6,625          9,513          8,726
Purchase of available-for-sale securities                           (12,830)       (19,168)        (5,493)
Loans made to customers, net of principal collections thereon       (36,460)       (26,811)       (27,472)
Property and equipment expenditures, net                             (1,206)          (635)        (1,149)
Purchase of Federal Home Loan Bank stock                                  -              -         (1,166)
         Net cash from investing activities                         (40,882)       (42,906)       (33,825)

Cash flows from financing activities
Net change in deposits                                               28,860         44,651         27,544
Net change in short-term borrowings                                   8,297          1,142          2,638
Payments on notes payable                                               (23)           (24)           (16)
Dividends paid on common stock                                         (211)          (175)          (146)
Proceeds from exercise of stock options                                 160            166             55
         Net cash from financing activities                          37,083         45,760         30,075

Net change in cash and cash equivalents                               1,101          7,458           (637)

Cash and cash equivalents at beginning of year                       17,583         10,125         10,762

Cash and cash equivalents at end of year                           $ 18,684       $ 17,583       $ 10,125
                                                                   ========       ========       ========

Cash paid for interest                                             $ 10,501       $  9,945       $  8,127
Cash paid for income taxes                                            1,798          2,210          1,489
Capital lease obligation                                                  -              -            350

                                                        * see accompanying notes

                                      The Bank of Kentucky Financial Corporation


                                      (20

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Years ending December 31, 1999, 1998 & 1997

Basis of Presentation

The consolidated financial statements include the accounts of The Bank of Kentucky Financial Corporation (the Company) and its wholly owned subsidiary, The Bank of Kentucky (The Bank). Intercompany transactions are eliminated in consolidation. Description of Business The Company provides financial services through its subsidiary, which conducts basic banking operations in Boone and Kenton counties in northern Kentucky. Operations consist of generating commercial, mortgage and consumer loans and accepting deposits from customers. The loan portfolio is diversified and the ability of debtors to repay loans is not dependent upon any single industry. The majority of the institution's loans are secured by specific items of collateral, including business assets, real property and consumer assets.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions based on available information that affect the amounts reported in the financial statements and the disclosures provided. Actual results could differ from those estimates. Estimates that are most susceptible to change in the near term include the allowance for loan losses and the fair value of financial instruments.

Securities

Securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost. Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans

Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income is not reported when full loan repayment is in doubt, typically when the loan is impaired or payments are significantly past due. Payments received on such loans are reported as principal reductions.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required based on past loan loss experience, known and inherent risks in the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The Bank of Kentucky Financial Corporation


                                      (21

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated collectively for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate.

In general, loans classified as doubtful or loss are considered impaired while loans classified as substandard are individually evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to re-evaluate the credit under its normal evaluation procedures.

Repurchase Agreements

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation

Employee compensation expense under stock option plans is reported if options are granted below market price at grant date. Pro forma disclosures of net income and earnings per share are shown using the fair value method to measure expense using an option pricing model to estimate fair value.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Premises and equipment are depreciated on the straight-line and declining-balance methods over the estimated useful lives of the assets.

Other Real Estate

Other real estate acquired through foreclosure is carried at the lower of cost (fair value at foreclosure) or fair value less estimated selling costs. Expenses incurred in carrying other real estate are charged to operations as incurred.

Income Taxes

Income tax expense is the amount of taxes payable for the current year plus or minus the change in deferred taxes. Deferred tax liabilities and assets are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Recognition of deferred tax assets is limited by the establishment of a valuation allowance unless management concludes that they are more likely than not to result in future tax benefits to the Company.

Financial Instruments

Financial instruments include credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay.

                                      The Bank of Kentucky Financial Corporation


                                      (22

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Cash Flows

Cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. The Company reports net cash flows for customer loan and deposit transactions, and interest-bearing balances with banks and short-term borrowings with maturities of 90 days or less.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Dividend Restriction

Banking regulations require the maintenance of certain capital levels that may limit the amount of dividends which may be paid by the Bank to the Company or by the Company to its shareholders.

Long-Term Assets

These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

Per Share Data

Earnings, dividends and stock option related per share data are restated for the effect of stock splits and dividends.

Industry Segment

Internal financial information is reported and aggregated in one line of business, banking.

New Accounting Pronouncements

Beginning January 1, 2001, a new accounting standard will require all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values will be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedges item, even if the fair value of the hedged item is not otherwise recorded. This is not expected to have a material effect, but the effect will depend on derivative holdings when this standard applies.

The Bank of Kentucky Financial Corporation


                                      (23

NOTE 2 - SECURITIES
(Dollar amounts in thousands, except for per share amounts)

Securities at year-end are as follows:

                                                       GROSS          GROSS
AVAILABLE-FOR-SALE                   AMORTIZED    UNREALIZED     UNREALIZED           FAIR
                                          COST         GAINS         LOSSES          VALUE
                                     ------------------------------------------------------
1999
Obligations of the U.S. Treasury
 and government agencies              $ 24,192      $      -       $   (360)      $ 23,832
                                      ========      ========       ========       ========
1998
Obligations of the U.S. Treasury
 and government agencies              $ 17,985      $     55       $    (12)      $ 18,028
                                      ========      ========       ========       ========

HELD-TO-MATURITY

1999
Obligations of the U.S. Treasury
 and government agencies              $ 14,968      $      -       $   (314)      $ 14,654
Municipal and other
 obligations                            11,762             4           (184)        11,582
                                      $ 26,730      $      4       $   (498)      $ 26,236
                                      ========      ========       ========       ========
1998
Obligations of the U.S. Treasury
 and government agencies              $ 21,009      $     37       $    (44)      $ 21,002
Municipal and other
 obligations                             9,288           103             (4)         9,387
                                      $ 30,297      $    140       $    (48)      $ 30,389
                                      ========      ========       ========       ========

The amortized cost and fair value of securities at December 31, 1999 are shown below by contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                   Available-For-Sale                   Held-To-Maturity
                               Amortized             Fair        Amortized             Fair
                                    Cost            Value             Cost            Value
                               -------------------------------------------------------------
Due in one year or less          $ 3,136          $ 3,113          $ 3,461          $ 3,434
Due after one year
 through five years               19,656           19,321           23,269           22,802
Due after five years
 through ten years                 1,400            1,398                -                -
                                 $24,192          $23,832          $26,730          $26,236
                                 =======          =======          =======          =======

There were no sales of securities in 1999, 1998 or 1997.
At December 31, 1999 and 1998, securities with a carrying value of $49,417 and $42,498 were pledged to secure public deposits and repurchase agreements.

                                      The Bank of Kentucky Financial Corporation


                                      (24

NOTE 3 - LOANS
(Dollar amounts in thousands, except for per share amounts)

Year-end loans are as follows:
                                                1999            1998
                                           -------------------------
Commercial                                 $  62,320       $  57,877
Residential real estate                       65,248          52,692
Nonresidential real estate                    82,698          66,449
Construction                                  18,938          18,634
Consumer                                      10,706           9,172
Municipal obligations                          4,568           3,346
Gross loans                                  244,478         208,170
Less: Deferred loan origination fees           (352)           (335)
      Allowance for loan losses              (2,643)         (2,193)
Net loans                                  $ 241,483       $ 205,642
                                           =========       =========

Certain of the Company's directors were loan customers of The Bank. A schedule of the aggregate activity in these loans follows:

Balance as of January 1, 1999                   $   9,725
New loans and advances on lines of credit           5,900
Loan reductions                                   (3,173)
Balance as of December 31, 1999                 $  12,452
                                                =========

NOTE 4 - ALLOWANCE FOR LOAN LOSSES
(Dollar amounts in thousands, except for per share amounts)

          Activity in the allowance for loan losses is as follows:
                                                                                     1999             1998          1997
                                                                                   ---------------------------------------
          Beginning balance                                                         $ 2,193        $ 2,078        $ 1,752
          Provision charged to operations                                               619            585            352
          Loans charged off                                                            (203)          (497)           (42)
          Recoveries                                                                     34             27             16
          Ending balance                                                            $ 2,643        $ 2,193        $ 2,078
                                                                                    =======        =======        =======
          Nonaccrual loans at year end                                                 --          $   170        $    82
          Loans past due over 90 days, still accruing at year end                       971            190            123
          Average impaired loans during the year                                        309             58           --
          Interest income recognized during impairment                                   15           --             --
          Interest income received during impairment                                   --             --             --
          Loans designated as impaired at year end                                      786           --             --
          Allowance allocated to impaired loans at year end                             317           --             --






The Bank of Kentucky Financial Corporation

                                      (25

NOTE 5 - PREMISES & EQUIPMENT
(Dollar amounts in thousands, except for per share amounts)

              Year-end premises and equipment are as follows:
                                                                       1999          1998
                                                                       ----          ----
              Land and improvements                                 $   921      $    921
              Leasehold improvements                                  1,020           824
              Buildings                                               2,206         1,665
              Furniture, fixtures and equipment                       2,439         2,018
              Total                                                   6,586         5,428
              Accumulated depreciation                               (2,120)       (1,672)
              Net premises and equipment                            $ 4,466      $  3,756
                                                                    =======      ========

NOTE 6 - INTEREST BEARING DEPOSITS
(Dollar amounts in thousands, except for per share amounts)

              Time deposits of $100 or more were $38,048 and $41,987 at December 31, 1999 and 1998. Interest expense on such deposits was $2,004, $2,653 and $2,316 for 1999, 1998 and 1997.

              Scheduled maturities of time deposits are as follows:

                               2000              $  70,591
                               2001                 23,349
                               2002                  5,900
                               2003                    667
                               2004                    352
                               Thereafter              387

                                                 $ 101,246
                                                 =========

NOTE 7 - SHORT-TERM BORROWINGS
(Dollar amounts in thousands, except for per share amounts)

              Short-term borrowings consisted of daily federal funds purchased and retail repurchase agreements of $6,100 and $0, and $12,595 and $10,398 at year end 1999 and 1998, respectively. Repurchase agreements outstanding at year-end 1999 had remaining maturities ranging from one day up to one year.

              Information regarding repurchase agreements for the years ended December 31, 1999 and 1998 is presented below:
                                                              1999         1998
                                                          ---------------------
              Average balance during the year             $ 11,508      $ 7,462
              Maximum month end balance during the year     12,595       11,323
              Average rate paid during the year               4.94%        5.49%



The Bank of Kentucky Financial Corporation

                                      (26

NOTE 8 - EMPLOYEE BENEFITS
(Dollar amounts in thousands, except for per share amounts)

The Bank maintains an employee profit sharing plan covering substantially all employees. Contributions are at the discretion of the Board of Directors. Profit sharing expense totaled $191, $188 and $166 for the years ended December 31, 1999, 1998 and 1997.

Options to buy stock are granted to directors, officers and employees under the Company's stock option and incentive plan which provides for the issuance of up to 720,000 shares. The specific terms of each option agreement are determined by the Compensation Committee at the date of the grant.

A summary of the Company's stock option activity, and related per share information follows. All data is restated for stock splits.


                                                            1999                      1998                     1997
                                                  ------------------------   -----------------------   ----------------------

                                                                 Weighted-                 Weighted-               Weighted-
                                                                  Average                   Average                  Average
                                                                 Exercise                  Exercise                 Exercise
                                                    Options         Price      Options        Price     Options        Price
   Outstanding beginning of year                     63,000     $    8.59       9,000     $    6.08        --       $   6.08
   Granted                                           66,000     $   21.62      67,500     $    9.56      18,000     $   6.08
   Exercised                                        (14,685)    $   10.88     (13,500)    $   12.31      (9,000)        --
   Forfeited                                           --            --          --            --          --           --
   Outstanding at end of year                       114,315     $   15.82      63,000     $    8.59       9,000     $   6.08
                                                   ========     =========    ========     =========    ========     ========

   Exercisable at end of year                        41,415     $   16.57      22,500     $    9.33       9,000     $   6.08
                                                   ========     =========    ========     =========    ========     ========
   Weighted average contractual
     remaining life                               8.7 years                 7.4 years                 4.5 years
   Weighted average fair value of
     options granted during the year              $    5.05                  $   3.83                  $    .57

Had compensation cost for stock options been recorded using the fair value method, net income and earnings per share would have been the pro forma amounts indicated below. The pro forma effect may increase in the future if more options are granted.

                                              1999          1998          1997
                                           ------------------------------------
Pro forma net income                       $ 4,595       $ 3,942       $ 3,010
Pro forma earnings per share                  0.87           .75           .57
Pro forma diluted earnings per share          0.86           .75           .57





The Bank of Kentucky Financial Corporation


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

NOTE 8 - EMPLOYEE BENEFITS (CONTINUED)
(Dollar amounts in thousands, except for per share amounts)

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date. No assumption is made for expected stock price volatility when a stock is not actively traded. With volatility excluded, the option pricing model produces the option's minimum value.

                                          1999             1998          1997
                                      ----------------------------------------
Risk-free interest rate                   5.30%           5.55%         5.50%
Expected option life                  5.7 years       5.6 years       2 years
Expected stock price volatility             --              --            --
Dividend yield                             .19%            .33%          .50%

Proceeds recorded upon exercise of the stock options include cash received from the option holder and the tax benefit derived by the Company. During 1999, 1998 and 1997, proceeds from the exercise of stock options totaled $237, $191 and $60. The tax benefit recognized was $77, $25 and $5, respectively.

NOTE 9 - FEDERAL INCOME TAXES
(Dollar amounts in thousands, except for per share amounts)

     Federal income taxes consist of the following components:

                               1999       1998      1997
                             -----------------------------
     Income tax/(benefit)
       Currently payable     $ 1,872     $2,009    $1,547
       Deferred                 (117)       (62)      (52)
                              $1,755     $1,947    $1,495
                              ======     ======    ======

The following is a reconciliation of income tax expense and the amount computed by applying the effective federal income tax rate of 34% to income before income taxes:

                                                             1999         1998         1997
                                                          ---------------------------------
Statutory rate applied to income before income taxes       $2,200       $2,044       $1,534
Tax exempt income                                            (174)        (108)         (51)
Rehabilitation credit                                        (287)           -            -
Other                                                          16           11           12
                                                           $1,755       $1,947       $1,495
                                                           ======       ======       ======

                                      The Bank of Kentucky Financial Corporation




                                      (28

(Dollar amounts in thousands, except for per share amounts)

          Year-end deferred tax assets and liabilities were due to the following factors:

                                                                           1999                1998
                                                                        ----------------------------
          Deferred tax assets from:
             Loan loss provisions                                        $   826           $   683
             Deferred loan fees                                               38                47
             Depreciation                                                      7              --
             Net unrealized loss on available-for-sale securities            122              --
             Other                                                             9                 1
                                                                           1,002               731
          Deferred tax liabilities for:
             Net unrealized gain on available-for-sale securities           --                 (14)
             Depreciation                                                   --                 (19)
             FHLB stock dividends                                           (165)             (115)
             Other                                                           (26)              (25)
                                                                            (191)             (173)
          Valuation allowance for deferred tax assets                       --                --
          Net deferred tax asset                                         $   811           $   558
                                                                         =======           =======



NOTE 10- EARNINGS PER SHARE

         Earnings per share are computed based upon the weighted average number of shares outstanding during the period, which were 5,281,837 for 1999, 5,266,269 for 1998 and 5,252,481 for 1997. Diluted earnings per share are computed assuming that the stock options outstanding are exercised and the proceeds used entirely to reacquire shares at the year's average price. For 1999, 1998 and 1997, this would result in there being an additional 41,519, 4,833 and 1,272 shares outstanding.





The Bank of Kentucky Financial Corporation

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

NOTE 11 - COMMITMENTS AND OFF BALANCE SHEET ACTIVITIES
(Dollar amounts in thousands, except for per share amounts)

The Bank leases branch facilities and sites, and is committed under various non-cancelable lease contracts that expire at various dates through the year 2017. A majority of these leases are with members of The Bank's Board of Directors or companies they control. Expense for leased premises was $530, $486 and $396 for 1999,1998 and 1997. Minimum lease payments, excluding the capital lease obligation, at December 31, 1999 for all non-cancelable leases are as follows:

            2000                               $  645
            2001                                  644
            2002                                  629
            2003                                  637
            2004                                  647
            Thereafter                          3,403
            Total minimum lease payments       $6,605

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

Financial instruments with off-balance-sheet risk were as follows at year end:

                                             1999                             1998
                                 ----------------------------    -----------------------------
                                 Fixed Rate     Variable Rate    Fixed Rate      Variable Rate
Commitments to make loans
     (at market rates)                -            $ 4,400            -            $   525
Unused lines of credit and
     letters of credit                -             60,269            -             52,130


The loan commitments are generally extended for terms of up to 60 days and, in many cases, allow the customer to select from one of several financing options offered.

The Bank maintains a $25,000 letter of credit from the Federal Home Loan Bank of Cincinnati. The letter is pledged to secure public funds deposit accounts and is secured by a blanket pledge of The Bank's residential real estate loans.

At December 31, 1999, The Bank was required to have $7,675 on deposit with the Federal Reserve or as cash on hand as reserve.










The Bank of Kentucky Financial Corporation


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

NOTE 12 - CAPITAL REQUIREMENTS
AND RESTRICTIONS ON RETAINED EARNINGS
(Dollar amounts in thousands, except for per share amounts)

    The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. These guidelines and the regulatory framework for prompt corrective action involve quantitative measures of capital, assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices as well as qualitative judgments by the regulators about components, risk weightings, and other factors.

    Compliance with these regulations can limit dividends paid by either entity. Both entities must comply with regulations that establish minimum levels of capital adequacy. The Bank must also comply with capital requirements promulgated by the FDIC under its "prompt corrective action" rules. The Bank's deposit insurance assessment rate is based, in part, on these measurements. At December 31, 1999 and 1998, the Bank's capital levels result in it being designated "well capitalized" under these guidelines.

    The Bank's capital amounts and ratios, which are substantially the same as the consolidated amounts, at December 31, 1999 and 1998 are presented below:

                                                                       Minimum Needed
                                                                        To Be Well
                            Minimum Needed        Minimum Needed        Capitalized
                              For Capital           For Capital         Under Prompt
                               Adequacy               Adequacy       Corrective Action
                                Actual                Purposes           Provisions
                           Amount                Amount              Amount
                           ($000)      Ratio     ($000)    Ratio     ($000)    Ratio
                           -------------------------------------------------------------
    Total capital
    (to Risk Weighted
     Assets) 1999         $31,526      11.22%   $22,480     8.0%     $28,100     10.0%
             1998          26,361      12.81     16.455     8.0       20,568     10.0

     Tier I Capital
     (to Risk Weighted
     Assets) 1999         $28,883      10.28    $11,240     4.0      $16,860      6.0
             1998          24,158      11.75      8,227     4.0       12,341      6.0

     Tier 1 Capital
     (to Average
     Assets) 1999         $28,883       9.15    $12,629     4.0      $15,786      5.0
             1998          24,158       8.64     11,181     4.0       13,977      5.0






The Bank of Kentucky Financial Corporation

                                      (31

NOTE 13 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
(Dollar amounts in thousands, except for per share amounts)

     Financial instruments are as follows at December 31:

                                              1999                       1998
                                      Carrying       Fair        Carrying       Fair
                                        Value        Value        Value         Value
                                      -----------------------------------------------
     Financial assets
     Cash, cash equivalents, and
       deposits with banks           $  19,684       19,684    $  18,005    $  18,005
     Available-for-sale securities      23,832       23,832       18,028       18,028
     Held-to-maturity securities        26,730       26,236       30,297       30,384
     Federal Home Loan Bank stock        2,173        2,173        2,026        2,026
     Loans (net)                       241,483      240,121      205,642      206,200
     Accrued interest receivable         1,796        1,796        1,606        1,606

     Financial liabilities
     Deposits                         (272,718)    (272,887)    (243,858)    (244,762)
     Short-term borrowings             (18,695)     (18,695)     (10,398)     (10,398)
     Notes payable                        (503)        (503)        (526)        (526)
     Accrued interest payable             (986)        (986)        (997)        (997)

     The estimated fair value approximates carrying amount for all items except those described above. Estimated fair value for securities is based on quoted market values for the individual securities or for equivalent securities. Estimated fair value for loans is based on the rates charged at year end for new loans with similar maturities, applied until the loan is assumed to reprice or be paid. Estimated fair value for time deposits is based on the rates paid at year end for new deposits, applied until maturity. Estimated fair value for off-balance-sheet loan commitments are considered nominal.

NOTE 14 - PARENT COMPANY FINANCIAL STATEMENTS
(Dollar amounts in thousands, except for per share amounts)

      Presented below are condensed balance sheets and the related statements of income and cash flows for the parent company:

                             Condensed Balance Sheets
                           December 31, 1999 and 1998
                                                       1999         1998
                                                     ----------------------
     ASSETS
     Cash                                            $   259        $   190
     Investment in subsidiary                         28,645         24,186
     Other assets                                         18             72
                                                     $28,922        $24,448
                                                     =======        =======
     SHAREHOLDERS' EQUITY                             28,922        $24,448
                                                     =======        =======




The Bank of Kentucky Financial Corporation

                                      (32

Note 14 - Parent Company Financial Statements (Continued) (Dollar amounts in thousands, except for per share amounts)

                                                   Condensed Statements of Income
                                            Years ending December 31, 1999, 1998 and 1997

                                                                                        1999         1998         1997
                                                                                      ------------------------------------

               Dividends from subsidiary                                              $    50       $  --         $  --
               Operating expenses                                                         (92)          (66)          (32)
               Tax benefit                                                                 31            22          --
               INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME OF THE BANK                   (11)          (44)          (32)
               Equity in undistributed income of The Bank                               4,725         4,110         3,049
               NET INCOME                                                             $ 4,714       $ 4,066       $ 3,017
                                                                                      =======       =======       =======

                                                 Condensed Statements of Cash Flows
                                            Years ending December 31, 1999, 1998 and 1997
                                                                                        1999          1998          1997
                                                                                      ------------------------------------
               CASH FLOWS FROM OPERATING ACTIVITIES
               Net income                                                             $ 4,714       $ 4,066       $ 3,017
               Adjustments to reconcile net income
               to net cash from operating activities
                   Equity in undistributed income of The Bank                          (4,725)       (4,110)       (3,049)
                   Change in other assets and other liabilities                           131           (17)          (10)
                   Net cash from operating activities                                     120           (61)          (42)
               CASH FLOWS FROM FINANCING ACTIVITIES
               Dividends paid                                                            (211)         (175)         (146)
               Exercise of stock options                                                  160           166            55
                   Net cash from financing activities                                     (51)           (9)          (91)
               Net change in cash                                                          69           (70)          133
               Cash at beginning of year                                                  190           260           393
               CASH AT END OF YEAR                                                    $   259       $   190       $   260
                                                                                      =======       =======       =======

NOTE 15 - PENDING ACQUISITION

On December 21, 1999, the Company entered into an Agreement and Plan of Reorganization with the Fort Thomas Financial Corporation ("FTFC") and its subsidiary, Fort Thomas Savings Bank, FSB, ("FSB"). The Agreement provides for the merger of FTFC with and into the Company and the subsequent merger of FSB with and into the Bank. The Agreement provides for each of the outstanding shares of FTFC to be exchanged for .5645 shares of the Company. At December 31, 1999, FTFC had total assets of $99,678, total loans of $88,345, total deposits of $67,324 and total equity of $13,966. The combination is expected to be accounted for as a pooling of interests. Consummation of the merger is subject to a number of conditions, including, but not limited to, the approval of the appropriate regulatory agencies and the approval of the requisite number of shareholders of FTFC and FSB. The Agreement may be terminated by the Board of Directors of either party in the event that certain representations or warranties made by the parties in the Agreement are not true in any material respect or in the event certain conditions contained in the Agreement are not fulfilled, including the failure of the merger to be consummated on or before September 30, 2000.





The Bank of Kentucky Financial Corporation

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

STOCKHOLDER SERVICES

Firstar Corporation (fka Star Bank, N.A.) serves as transfer agent for The Bank of Kentucky Financial Corporation's shares. Communications regarding change of address, transfer of shares, lost certificates and dividends should be sent to:

                                       Firstar
                              Corporate Trust Department
                             425 Walnut Street (6th Floor)
                                 Cincinnati, OH 45202
Legal Counsel

                The Bank of Kentucky Financial Corporation's legal counsel is:

                                Ziegler & Schneider, PSC
                                  541 Buttermilk Pike
                                 Covington, KY41017
ANNUAL MEETING

The Annual Meeting of Stockholders of The Bank of Kentucky Financial Corporation will be held on April 28, 2000, at 5:00 P.M. local time, at Triple Crown Country Club, One Triple Crown Blvd., Union, KY41091.

ANNUAL REPORT ON FORM 10-K

A copy of The Bank of Kentucky Financial Corporation's Annual Report on Form 10-K for fiscal year 1999, as filed with the Securities and Exchange Commission, will be available at no charge to stockholders, upon request to:

                                 The Bank of Kentucky
                                    P.O. Box 577
                               Florence, KY41022-0577
                            Attention: Senior Vice President

MARKET PRICE OF THE COMPANY'S COMMON STOCK AND DIVIDENDS DECLARED

There were 5,288,575 shares of common stock of the Company outstanding on December 31, 1999, which were held of record by 577 shareholders. The Board of Director's declared a cash dividend of $.03 per share in each of March 1997 and March 1998 and $.04 per share in March, 1999. There is no established public trading market for the Company's stock, although information about the Company's stock is posted on the OTC Bulletin Board service under the symbol "BKYF". The price paid in the last transaction known to management before the printing of this Report was $27.00. The following brokerage firms trade the Company's common stock:

    Gradison/McDonald       Fifth Third Securities    Robert W. Baird & Co. Inc.
     580 Walnut Street       110 North Main Street         9449 Kenwood Road
   Cincinnati, OH 45202        Dayton, OH 45402          Cincinnati, OH 45242
      Jim Williams                Ron Cross                  John Adams
     (513) 579-5000             (800) 829-3536             (888) 784-4856





The Bank of Kentucky Financial Corporation

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

BOARD OF DIRECTORS OF THE BANK OF KENTUCKY
FINANCIAL CORPORATION AND THE BANK OF KENTUCKY

    RODNEY S. CAIN                          MARY SUE RUDICILL
    Chairman,                               Chairman, Belleview Sand & Gravel
    Wiseway Plumbing & Electrical
                                            ROBERT B. SATHE
    RUTH SELIGMAN-DOERING                   Regional Vice President,
    President & CEO, Charles Seligman       Sagemark Consulting
    Distributing Company, Inc.
                                            WILLIAM E. SNYDER
    R.C. DURR                               Vice President & General Manager
    President, R.C. Durr Company, Inc.      Freightliner Trucks of Cincinnati

    HARRY J. HUMPERT                        HERBERT H. WORKS
    President, Humpert Enterprises, Inc.    President, Boone Kenton Lumber Co.

    DAVID E. MEYER                          ROBERT W. ZAPP
    President, Wolfpen Associates           President & CEO, The Bank of
                                             Kentucky, Inc.

    JOHN E. MIRACLE
    D.M.D., Retired

OFFICERS OF THE BANK OF KENTUCKY FINANCIAL CORPORATION

    ROBERT W. ZAPP                           KATHLEEN HAINES
     President & CEO                         Vice President

    ROBERT FULKERSON                         GREGORY KIRST
     Senior Vice President                   Vice President

    Donald Bahr                              David Pierc
     Senior Vice President                   Vice President

    DONALD G. BENZINGER                      ROGER POTRAFFKE
     Senior Vice President                   Vice President





The Bank of Kentucky Financial Corporation

                                      (35

OFFICERS OF THE BANK OF KENTUCKY

    MEL RODRIGUEZ                  CRAIG PIETROSKY                   TONY JOHNSON
    Assistant Vice President       Assistant Vice President          Assistant Cashier

    MELISSA A. BEHLER              DICK FRANCO                       SHAWN MASTERS
    Assistant Vice President       Assistant Vice President          Assistant Cashier

    YVETTE CARTER                  PHYLISS STAMPER                   JOY WILSON
    Assistant Vice President       Assistant Vice President          Assistant Cashier

    STEVEN P. GILLESPIE            DIANA WEBSTER                     JACKIE FERRARA
    Assistant Vice President       Assistant Vice President          Assistant Cashier

    SUSAN GRIFFITH                 ANGELA BREWER                     JEFF ALLEN
    Assistant Vice President       Assistant Cashier                 Assistant Cashier

    CYNTHIA HAMM                   PAMELA DAVIS                      MELISSA ZIEGELMEYER
    Assistant Vice President       Assistant Cashier                 Assistant Cashier

    DIANE KENT                     CAROL HOWARD
    Assistant Vice President       Assistant Vice President

LOCATIONS

     1065 Burlington Pike          12 Taft Highway                   Mt. Zion Road &
     Florence, KY41042             Dry Ridge, KY41035                Sam Neace Blvd.
     (606) 371-2340                (606) 824-7444                    Florence, KY41042
                                                                     (606) 282-2810
     19th Street & Madison Ave.    116 Stephenson Mill Road
     Covington, KY41014            Walton, KY41094                   4748 Houston Road
     (606) 581-6400                (606) 485-9595                    Florence, KY41042
                                                                     (606) 282-2820
     3950 Turkeyfoot Road          6710 McVille Road
     (inside Service Plus IGA)     Belleview, KY41005                12020 Madison Pike
     Erlanger, KY41018             (606) 586-9870                    Independence, KY41051
     (606) 282-3255                                                  (606) 356-0700
                                   3133 Dixie Highway
     U.S. 42 & Pleasant Valley     Erlanger, KY41018                 20 Ferguson Blvd.
     Florence, KY41042             (606) 578-6100                    (inside Wal-Mart)
     (606) 384-5500                                                  Dry Ridge, KY41035
                                   231 Scott Street                  (606) 823-7181
                                   Covington, KY41011
                                   (606) 655-8600





The Bank of Kentucky Financial Corporation

                                      (36